================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                              --------------------

                                 AMENDMENT NO. 3
                                (FINAL AMENDMENT)
                                       to
                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                         OACIS HEALTHCARE HOLDINGS CORP.
                            (Name of Subject Company)

                              --------------------

                         OACIS HEALTHCARE HOLDINGS CORP.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                              --------------------

                                 00175167107510
                      (CUSIP Number of Class of Securities)

                              --------------------

                                   JIM MCCORD
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         OACIS HEALTHCARE HOLDINGS CORP.
                          1101 FIFTH AVENUE, SUITE 200
                              SAN RAFAEL, CA 94901
                                 (415) 482-4400

            (Name, address and telephone number of person authorized
                 to receive notice and communications on behalf
                         of the person filing statement)

                              --------------------

                                   Copies to:

                            KENNETH L. GUERNSEY, ESQ.
                              KARYN R. SMITH, ESQ.
                               COOLEY GODWARD LLP
                               ONE MARITIME PLAZA
                                   20TH FLOOR
                          SAN FRANCISCO, CA 94111-3580
                                 (415) 693-2000

================================================================================

         This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on February 26, 1999 by Oacis Healthcare Holdings Corp., a Delaware corporation (the "Company") (the "Schedule 14D-9"), as amended by Amendment No. 1 filed with the Commission on March 16, 1999 and Amendment No. 2 filed with the Commission on March 19, 1999. The Schedule 14D-9 was filed in connection with the tender offer made by Science Applications International Corporation, a Delaware corporation ("Parent"), and Oscar Acquisition Corporation., a Delaware corporation ("Purchaser"), to purchase all of the shares of common stock, par value $0.01 per share, of the Company at a price of $4.45 per share, net to the seller in cash (subject to applicable withholding of taxes), without any interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 26, 1999, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings given to them in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         The "Background" Section in Item 4 of the Schedule 14D-9 is hereby amended to insert at the end of such section the following:

         The Offer expired at 12:00 midnight, New York City time, on Thursday, March 25, 1999. On March 26, 1999, Parent issued a press release announcing that it had accepted for payment pursuant to the Offer, 10,018,442 shares of common stock of the Company (including 27,562 shares subject to guarantees of or receipt of additional documentation), representing approximately 94.3% of the outstanding shares of common stock of the Company. A copy of the press release is filed as Exhibit 17 hereto and is incorporated herein by reference.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended to include the following as an exhibit:

         Exhibit 17: Text of the Press Release dated March 26, 1999 issued by
                     Science Applications International Corporation.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.




                          OACIS HEALTHCARE HOLDINGS CORP.





                          By:      /s/ Stephen Ghiglieri
                              --------------------------------------------------
                          Name:    Stephen Ghiglieri
                          Title:   Vice President of Finance and
                                   Administration, Chief Financial Officer

Dated:  March 26, 1999

                                  EXHIBIT INDEX



Exhibit
Number           Description
-------          -----------

99.17 Text of Press Release dated March 26, 1999, issued by Science Applications International Corporation